UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 24, 2022

CMC Materials, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-30205	36-4324765
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

870 North Commons Drive,
Aurora, Illinois 60504
(Address of principal executive offices)
(Zip Code)

(630) 375-6631
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	CCMP	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on December 14, 2021, CMC Materials, Inc., a Delaware corporation (“CMC”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) with Entegris, Inc. (“Entegris”) and Yosemite Merger Sub, Inc., a wholly owned subsidiary of Entegris (“Merger Sub”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CMC (the “Merger”), with CMC surviving the Merger as a wholly owned subsidiary of Entegris. The Merger Agreement was unanimously approved by the board of directors of each of CMC and Entegris.

The information herein is being filed to update and supplement the definitive proxy statement on Schedule 14A filed by CMC with the Securities and Exchange Commission (the “SEC”) on January 28, 2022 (the “Definitive Proxy Statement”), relating to the Special Meeting of Stockholders of CMC to be held on March 3, 2022 in connection with the Merger. The information contained in this supplement is incorporated by reference into the Definitive Proxy Statement. All page references in this supplement are to pages of the Definitive Proxy Statement, and all terms used in this supplement, but not otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

The following information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. To the extent that information in this supplement differs from or updates information contained in the Definitive Proxy Statement, the information in this supplement shall supersede or supplement such information in the Definitive Proxy Statement.

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Supplemental Disclosures Relating to Certain Lawsuits

Beginning in January 2022, CMC and its directors were named as defendants in certain lawsuits alleging, among other things, that the Definitive Proxy Statement omitted certain material information in connection with the Merger in violation of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”), Rule 14a-9 promulgated under the Exchange Act, and/or Delaware state law. Eight such lawsuits (the “Matters”) have been filed on behalf of purported stockholders of CMC in federal court and Illinois state court: Stein v. CMC Materials, Inc., et al., Case No. 1:22-cv-00552 (S.D.N.Y. Jan. 21, 2022); Ciccotelli v. CMC Materials, Inc., et al., Case No. 1:22-cv-00689 (S.D.N.Y. Jan. 26, 2022) (which additionally named Entegris and Merger Sub as defendants); Garfield v. Noglows, et al., Case No. 2022CH000026 (Ill. Cir. Ct. Feb. 1, 2022); Finger v. CMC Materials, Inc., et al., Case No. 1:22-cv-00188-UNA (D. Del. Feb. 10, 2022); Whitfield v. CMC Materials, Inc., et al., Case No. 2:22-cv-00560 (E.D. Pa. Feb. 11, 2022); Oday v. CMC Materials, Inc., et al., Case No. 1:22-cv-00823 (E.D.N.Y Feb. 14, 2022); Raul v. CMC Materials, Inc., et al., Case No. 1:22-cv-01399 (S.D.N.Y. Feb. 18, 2022); and Taylor v. CMC Materials, Inc., et al., Case No. 1:22-cv-00219-UNA (D. Del. Feb. 18, 2022). The Matters seek, among other relief, an injunction preventing the closing of the Merger, rescission of the Merger if it is consummated, damages and an award of plaintiffs’ attorneys’ and experts’ fees.

CMC believes the claims asserted in the Matters are without merit and supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, CMC has agreed to supplement the Definitive Proxy Statement as described in this supplement. CMC and the other named defendants deny that they have violated any laws or breached any duties to CMC’s stockholders. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, CMC specifically denies all allegations in the Matters that any additional disclosure was or is required.

1.
The first full paragraph on page 60 of the Definitive Proxy Statement under the heading “The Merger—Opinion of CMC’s Financial Advisor—Implied Premium and Multiple Analysis” is amended and restated as follows:

In addition, Goldman Sachs calculated an implied equity value for CMC by multiplying the implied merger consideration value by 29.1 million, the number of fully diluted outstanding shares of CMC as provided by CMC’s senior management. Goldman Sachs then calculated an enterprise value for CMC by adding $754 million to the implied equity value calculated for CMC, i.e., the net debt of CMC as of September 30, 2021 as provided to Goldman Sachs by CMC’s senior management based on the latest Form 10-K of CMC for the 2021 fiscal year.

2.
The third full paragraph on page 60 of the Definitive Proxy Statement under the heading “The Merger—Opinion of CMC’s Financial Advisor—Illustrative Discounted Cash Flow Analysis” is amended and restated as follows:

Illustrative Discounted Cash Flow Analysis. Using the CMC prospective financial information, Goldman Sachs performed an illustrative discounted cash flow analysis on CMC. Using discount rates ranging from 9.50% to 11.50%, reflecting estimates of CMC’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2021 (1) estimates of unlevered free cash flow for CMC for the years 2022 through 2026 as reflected in the CMC prospective financial information and (2) a range of illustrative terminal values for CMC, which were calculated by applying illustrative perpetuity growth rates ranging from 3.00% to 4.00% to a terminal year estimate of the free cash flow to be generated by CMC, as reflected in the CMC prospective financial information (which analysis implied exit terminal year EBITDA multiples ranging from 8.8x to 13.6x). Goldman Sachs derived such discount rates by application of the capital asset pricing model, which is referred to as CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the CMC prospective financial information and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for CMC by adding the ranges of present values it derived above. Goldman Sachs then subtracted $754 million from the range of illustrative enterprise values it derived for CMC, i.e., the net debt of CMC as of September 30, 2021 as provided to Goldman Sachs by CMC’s senior management based on the latest Form 10-K of CMC for the 2021 fiscal year, to derive a range of illustrative equity values for CMC. Goldman Sachs then divided the range of illustrative equity values it derived by 29.1 million, the number of fully diluted outstanding shares of CMC, as provided by CMC’s senior management, to derive a range of illustrative present values per share of CMC common stock ranging from $133 to $215, rounded to the nearest dollar.

3.
The last paragraph on page 60 and continuing onto page 61 of the Definitive Proxy Statement under the heading “The Merger—Opinion of CMC’s Financial Advisor—Illustrative Present Value of Future Share Price Analysis” is amended and restated as follows:

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of CMC common stock. For this analysis, Goldman Sachs used the CMC prospective financial information to calculate the illustrative enterprise values for CMC at the end of each fiscal year ending September 30 for fiscal years 2021 to 2023 by multiplying the estimated the next twelve months, which is referred to as NTM, Adjusted EBITDA as of such dates, as reflected in the CMC prospective financial information by illustrative NTM enterprise value to EBITDA multiples of 12.0x to 15.00x. The illustrative multiple range was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current and historical NTM enterprise value to EBITDA multiples for CMC. Goldman Sachs then subtracted $754 million, the assumed amount of net debt, per the CMC prospective financial information as of the relevant fiscal year-end, per the CMC prospective financial information, from such enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by 29.1 million, the projected year-end fully diluted shares of CMC common stock outstanding per the CMC prospective financial information. Goldman Sachs then calculated the present values of each implied future value per share of CMC common stock by discounting such implied future value per share of CMC common stock to September 30, 2021. Goldman Sachs then added to such amounts the cumulative present value of dividends per share expected to be paid over the applicable period, per the CMC prospective financial information, calculated by discounting the future values of such dividends per share to September 30, 2021. For the purpose of discounting, Goldman Sachs used a discount rate of 11.50%, reflecting Goldman Sachs’ estimate of CMC’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for CMC, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs determined to apply CAPM based on its professional judgment and experience. This analysis resulted in a range of implied present values per share of CMC common stock of $131 to $216 per share, rounded to the nearest dollar.

4.
The last paragraph on page 61 of the Definitive Proxy Statement under the heading “The Merger—Opinion of CMC’s Financial Advisor—Selected Precedent Transactions Multiples Analysis” is amended and restated as follows:

Based on Goldman Sachs’ analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of EV/LTM EBITDA multiples of 10.0x (reflecting the minimum EV/LTM EBITDA multiple in the transactions referenced above) to 22.3x (reflecting the maximum EV/LTM EBITDA multiple in the transactions referenced above) to CMC’s fiscal year 2021 adjusted EBITDA to derive a range of implied enterprise values for CMC. Goldman Sachs then subtracted $754 million from the range of illustrative enterprise values it derived for CMC, i.e., the net debt of CMC as of September 30, 2021, to derive a range of illustrative equity values for CMC. Goldman Sachs divided the results by 29.1 million, the number of fully diluted outstanding shares of CMC common stock, as provided by CMC’s senior management, to derive a range of implied values per share of CMC common stock of $100 to $255, rounded to the nearest dollar.

5.
The last paragraph on page 61 and continuing onto page 62 of the Definitive Proxy Statement under the heading “The Merger—Opinion of CMC’s Financial Advisor—Premia Analysis” is amended and restated as follows:

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 210  transactions announced during the time period from 2012 through 2021 (year to date) involving a U.S. public company as the target where the disclosed enterprise values for the transaction ranged between $2.5 billion and $7.5 billion, with greater than 50% cash consideration. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the transactions relative to the target’s stock price four weeks before announcement of the transaction. This analysis indicated a 25th percentile premium of 20.2%, a median premium of 33.9%, and 75th percentile premium of 50.3% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 20.2% to 50.3% to the undisturbed closing price per share of CMC common stock of $144.99 as of December 13, 2021 and calculated a range of implied equity values per share of CMC common stock of $174 to $218, rounded to the nearest dollar.

6.
The first table on page 64 of the Definitive Proxy Statement under the heading “The Merger—Certain Unaudited Prospective Financial Information—CMC Prospective Financial Information” is amended and restated as follows:

$ in millions	2022E	2023E	2024E	2025E	2026E
Revenue	$1,301	$1,456	$1,618	$1,751	$1,865
Gross Margin	$520	$619	$711	$790	$848
Adjusted EBITDA[1]	$380	$448	$536	$610	$661
Adjusted EBIT[2]	$225	$318	$407	$482	$539
Taxes	$(47)	$(68)	$(88)	$(104)	$(116)
Net Operating Profit After Tax	$178	$250	$320	$379	$423
Capital Expenditure	$(101)	$(93)	$(75)	$(78)	$(64)
Unlevered Free Cash Flow[3]	$208	$257	$341	$403	$459
Dividends	$55	$58	$61	$64	$68

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, adjusted for one-time charges.

(2)	Adjusted EBIT is defined as earnings before interest and taxes, adjusted for one-time charges.

(3)
Unlevered free cash flow is defined as Adjusted EBITDA subtracting the impact of cash taxes, and capital expenditures and adjusted for changes in net working capital. Unlevered free cash flow estimates were approved for use by Goldman Sachs in connection with performing its financial analysis and opinion by CMC’s senior management, as described in more detail in the section entitled “The Merger—Opinion of CMC’s Financial Advisor” beginning on page 57.

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Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and CMC. In connection with the proposed transaction, Entegris filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that included a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  The Registration Statement on Form S-4 was declared effective by the SEC on January 28, 2022 and CMC commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about January 28, 2022. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about Entegris and CMC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris are available free of charge on Entegris’ website at http://entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC are available free of charge on CMC’s website at www.cmcmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@cmcmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ in the definitive proxy statement/prospectus included in the Registration Statement, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 4, 2022. Information about the directors and executive officers of CMC is set forth in the definitive proxy statement/prospectus included in the Registration Statement, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and amended by the Form 10-K/A filed with the SEC on January 19, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements related to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response and retention of business partners and employees as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4, as amended, and proxy statement/prospectus that were filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4, as amended, and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the SEC, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 4, 2022, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and amended by the Form 10-K/A filed with the SEC on January 19, 2022,  CMC’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2021, which was filed with the SEC on February 3, 2022, and in other periodic filings, available on the SEC website or www.entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CMC MATERIALS, INC.
[Registrant]

Date: February 24, 2022	By:	/s/ Jeanette A. Press
Jeanette A. Press
Interim Chief Financial Officer and Principal Accounting Officer
[Principal Financial Officer]